UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Teligent Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87960W104
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

[x]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section
18 of the Securities Exchange Act of 1934 ('Act') or
otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act
(however, see the Notes).

SCHEDULE 13G
CUSIP No.   87960W104

1 Names of Reporting Persons.

 AMI Asset Management Corporation

2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
        (b)  [ ]

3 SEC Use Only

4 Citizenship or Place of Organization

 A California Corporation

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power

  2042732

 6 Shared Voting Power

  0

 7 Sole Dispositive Power

  2714292

 8 Shared Dispositive Power

  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

 2714292

10 Check if the aggregate amount in row (9) excludes certain shares [ ]

11 Percent of class represented by amount in row (9)

 5.05%

12 Type of Reporting Person

  IA

Item 1.

(a) Name of Issuer: Teligent Inc.

(b) Address of Issuer Principal Executive Offices:

 105 Lincoln Avenue
 Buena, NJ 08310

Item 2.

(a) Name of Person Filing:

 AMI Asset Management Corporation

(b) Address of Principal Business Office or, if None, Residence:

 10866 Wilshire Blvd. Suite 770
 Los Angeles, CA  90024

(c) Citizenship: State of California

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 87960W104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment
 Company Act of 1940;
(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with
 Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with
 Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
 Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with
 Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
 Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
 institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:    2714292

(b) Percent of Class:  5.05%

(c) Number of shares as to which such person has:

 (i)   Sole power to vote or to direct the vote: 2042732

 (ii)  Shared power to vote or to direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 2714292

 (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8. Identification and classification of members of the group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 13d-1(b).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2019
AMI Asset Management Corporation

By:    /s/ Katharine Kim
Name: Katharine Kim
Title: Chief Compliance Officer